Mail Stop 4561

June 20, 2007

Albert E. Winemiller
President and Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

> **RE: PROS Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-141884**
> **Date Filed: June 15, 2007**

Dear Mr. Winemiller:

We have reviewed your filing and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

<u>Stock-based Compensation, page 37</u>

1. We note that you refer to the valuation obtained by an independent valuation firm in determining the fair value of your common stock as of February 28, 2007. We also note that you filed the expert's consent with Amendment no. 2 filed on June 11, 2007; however, such consent is limited to Amendment no. 2. Please file an updated consent with the filing or you may remove this reference. Please refer to Securities Act Rule 436. Please also advise why you have not provided disclosure under Item 509 of Regulation S-K.

2. We note your revised disclosure on pages 37 and 38 and we continue to believe that you did not completely address our comment. In this regard, we note that the fair value determined by the Company on March 26, 2007 is 23% higher than the value determined by an independent valuation specialist on February 28, 2007.

Given this significant difference, we would expect the Company's explanation for the increased value regarding factors such as the financial results to address quarterly results and trends over fiscal 2006 and the quarter ended March 31, 2007 rather than annual 2005-2006 changes. Please revise your disclosure to address how each of the factors you disclose contributed to the difference in the fair value of $4.89 per share determined by the independent valuation specialist and $6 per share determined by the Board. Revised disclosure explaining your valuations should allow investors to understand more completely the manner and degree to which your valuation assumptions and factors impact your operating results, financial condition and changes in financial condition as well as understand the uncertainties and subjectivity involved in applying your accounting policies and estimates.

3.   Your disclosure indicates the use of a discount rate of 18% for discounted cash flows, 25% for marketability, and 40% for the probability of an IPO. Please explain to us and disclose how these rates are clearly demonstrated to be an objective determinant of fair value. See footnote 4 to paragraph 4 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid").

4.   Tell us and disclose how you determined the probability of an initial public offering to be 40% on the date of grants, March 26, 2007 and April 2, 2007 in view of the fact that you selected underwriters in January 2007 and filed Form S-1 on April 4, 2007.

5.   You disclose that during April, May, June 2007, the initial offering market for emerging technology companies and associated valuation multiples continued to strengthen and the changes in the capital market increased the likelihood of a liquidity event. Please revise to disclose and quantify the valuation multiples used in determining the $6 fair value per share and disclose any changes in those multiples, as well as other factors and intervening events that explain the increase in value attributable to your estimated IPO price of $11 per share. In addition, please provide a detailed calculation with objective verifiable evidence that supports the board determination fair value of $6 per share on March 26, 2007 and April 2, 2007.

Revenue Recognition, page F-9

6.   Please refer to comment 5 in our letter dated June 14, 2007. We note your response where you provide your average renewal rates by customer industries for 2004, 2005 and 2006. We reiterate our request that you tell us the range of renewal rates for each of your customer's industries and the concentration of those rates around what you determine to be fair value of VSOE.

You may contact Kari Jin at (202) 551-3481 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   John J. Gilluly III
        by facsimile at (512) 457-7001